SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED June 30, 2002

COMMISSION FILE NUMBER: 01-16778

STOCKSCAPE.COM TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	[X]

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

JOINT NEWS RELEASE

BRADSTONE EQUITY PARTNERS, INC.,

PERUVIAN GOLD LIMITED

GLENEX INDUSTRIES INC.

STOCKSCAPE.COM TECHNOLOGIES INC.

PLAN OF ARRANGEMENT

June 27, 2002

Vancouver, B.C.  Bradstone Equity Partners, Inc. ("Bradstone") (BEP.A and BEP.B-TSE), Peruvian Gold Limited ("Peruvian") (PVO-CDNX), Glenex Industries Inc. ("Glenex") (GXI-CDNX) and Stockscape.com Technologies Inc. ("Stockscape") (STKSF-OTCBB) (together the "Companies") today announced that, at shareholder meetings held June 25, 2002, shareholders of each of the Companies approved the arrangement (the "Arrangement") previously announced by the Companies on April 5, 2002. Pursuant to the Arrangement, the Companies will be amalgamated and the resulting corporation will be called "Quest Investment Corporation" ("Quest"), and will trade on the TSX under the trading symbol "Q". Under the terms of the Arrangement, shareholders will receive Quest Class A subordinate voting (one vote per share) common shares ("Quest Class A Shares") on the basis of: one (1) Quest Class A Share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. Following completion of the Arrangement, Quest will have 24,346,752 Quest Class A Shares and 4,099,466 Quest Class B Multiple Voting (five votes per share) common shares issued and outstanding. Bradstone has also continued its jurisdiction of incorporation from Alberta to the Province of British Columbia, which was done to facilitate the Arrangement, following receipt of shareholder approval at the Bradstone meeting.

On June 26, 2002, the Supreme Court of British Columbia issued its final order approving the Arrangement. The significant conditions to the closing of the Arrangement have been met and the Companies expect to close the Arrangement in early July.

Upon completion of the Arrangement, Quest will have approximately $28 million of net assets which will provide the basis for expanding its merchant banking activities - specifically, increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed venture companies.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of each of Bradstone, Peruvian, Glenex and Stockscape. Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact: Gordon D. Ewart, Chairman Bradstone Equity Partners, Inc. tel: (416) 488-7760	For more information, please contact: Robert G. Atkinson, President Peruvian Gold Limited tel: (604) 681-0110
For more information, please contact: A. Murray Sinclair, President Glenex Industries Inc. tel: (604) 689-1428	For more information, please contact: Andrew Milligan, President Stockscape.com Technologies Inc. tel: (604) 687-0619

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC. (the Registrant)

Date:	July 3, 2002	By:	(signed) Andrew F.B. Milligan
Signature Andrew F.B. Milligan President & CEO
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.